Exhibit 99.1

 MAGAL SECURITY SYSTEMS LTD.
P.O. Box 70
Industrial Zone
Yehud 5610001, Israel
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NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
August 8, 2016
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Dear Shareholders:

You are cordially invited to attend the Annual General Meeting of the Shareholders of Magal Security Systems Ltd. to be held at 5:00 pm. (Israel time) on Monday, August 8, 2016, at our offices at 17 Altalef Street, Industrial Zone, Yehud, Israel (the telephone number at that address is +972-3-539-1444). At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.	to re-elect five (5) directors for terms expiring at our 2017 Annual General Meeting of Shareholders;

2.	to re-elect one (1) external director for a three year term;

3.
to ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2016, and to authorize our audit committee to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services;

4.	to approve a private placement of our ordinary shares to our controlling shareholders, the FIMI partnerships, as part of a rights offering to raise capital; and

5.	to readopt our Compensation Policy for Office Holders.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2015, will be reviewed and discussed at the Meeting.

Shareholders of record at the close of business on July 6, 2016 are entitled to notice of and to vote at the Meeting.  You are also entitled to vote at the Meeting if you hold our ordinary shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on July 6, 2016, or which appears in the participant listing of a securities depository on that date. You can vote either by mailing in your proxy or in person by attending the Meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If you attend the Meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Each ordinary share is entitled to one vote upon each of the matters to be presented at the Meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals.  In addition, a special majority vote will be required for approval of proposals nos. 2, 4 and 5.  In order to approve each of the proposals, the affirmative vote of the ordinary shares must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or the total shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than two percent of the outstanding ordinary shares.

This notice is being sent to shareholders in accordance with the requirements of the Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000.  The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israel Companies Law, 5759-1999, is July 8, 2016.

We will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders after the record date for the Meeting.  Shareholders may also review the proxy statement on our company’s website at www.magal-s3.com or at our principal executive offices at 17 Altalef Street, Industrial Zone, Yehud, Israel, upon prior notice and during regular working hours (telephone number: +972-3-539-1444) until the date of the Meeting.

By Order of the Board of Directors Doron Kerbel V.P. General Counsel and Secretary

Yehud, Israel
July 1, 2016